May 29, 2014

Mr. David L. Orlic

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Spark Networks, Inc.
Definitive Additional Materials on Schedule 14A
Filed by Osmium Partners, LLC et al.
Filed May 20, 2014
File No. 001-32750

Dear Mr. Orlic:

Set forth below are responses to the comments that were provided by the Commission’s staff to our client, Osmium Partners, LLC and the other participants in the solicitation (collectively, “Osmium” or the “Participants”), by your letter dated May 28, 2014 (the “Comment Letter”), regarding the above-referenced filing (the “Presentation”). The Participants previously filed a definitive proxy statement on Schedule 14A with the Commission on May 1, 2014 (the “Proxy Statement”), and filed a supplement to such Proxy Statement with the Commission on May 28, 2014. Further, the Participants responded to the May 23, 2014 comments of the Commission’s staff in a letter dated May 28, 2014 (the “Comment Response”). Capitalized terms not otherwise defined herein have the meaning as set forth in the Proxy Statement.

The text of each comment in the Comment Letter is included in Osmium’s responses for your reference. The references in the captions below to “Comment” correspond to the numbered paragraphs of the Comment Letter.

Why Change Is Needed, page 16

Comment 1. We note your response to prior comment 1. In future filings, please specify the meaning that you ascribe to the term “capital at risk,” to the extent that you use the term again. Please also disclose as requested the amount of company common stock beneficially owned by each Osmium Nominee, directly or indirectly, or direct us to where you have disclosed the information contained in the table on page 2 of your response letter. See Item 5(b)(1)(iv) of Schedule 14A.

Response: Osmium confirms, as requested in the Comment Letter, that it will specify in future filings that where it uses the term “capital at risk” in comparing the share ownership of the Osmium Nominees to that of the existing Board and management, Osmium will specify that “capital at risk” means shares actually owned, or owned through an interest in a limited partnership that owns shares, and not options underlying shares.

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Osmium also confirms that it will continue to report the beneficial ownership of the Osmium Nominees as required by Schedule 14A. Information from the table included on page 2 was not included in the Proxy Statement because, as discussed below, Osmium believes under SEC rules and interpretations that “beneficial ownership” of shares held by a private equity fund generally does not extend to the owner of a limited partnership interest.

As reported in the Proxy Statement, each of the Funds owns shares of Company common stock, and each of the Osmium Nominees owns a limited partnership interest in one or more of the Funds. The table included on page 2 of the Comment Response reports the pro rata interest of each Osmium Nominee in the aggregate shares of the Company’s common stock owned by each of the Funds. Rule 13d-3(a) specifies that:

“a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (1) voting power which includes the power to vote, or to direct the voting of, such security; and/or (2) investment power which includes the power to dispose, or to direct the disposition of, such security.”

The limited partnership interests in the Funds do not provide the limited partners with the ability to either vote, or direct the voting of, or dispose, or direct the disposition of, the securities held by the limited partnership. The analysis in SEC Exchange Act Release No. 34-26333, §III.A.4.d is instructive in that it provides that limited partners are generally not treated as “beneficial owners” of securities held by the limited partnership.

Therefore, as required by Item 5(b)(1)(iv), Osmium reported in the Proxy Statement information on the shares of the Company’s common stock beneficially owned by each Osmium Nominee (i.e., the shares for which each Osmium Nominee has direct or indirect voting or investment power), but did not report shares held by the Funds as beneficially owned by virtue of such nominee’s limited partnership interest. (Because he is the Managing Member of Osmium Partners, LLC, the general partner of the Funds, the Proxy Statement reported that Mr. Lewis may be deemed to share beneficial ownership of all shares collectively owned by the Funds.)

Core Asset Jewish Networks Has Been Neglected…, page 38

Comment 2. We note your response to prior comment 2. We understand that the company has launched upgrades and new features on JDate, and made a number of other investments in the brand, including the launch of a mobile app, forming a partnership with Live Talks Los Angeles, sponsoring numerous events such as Schmooz-A-Palooza, and creating an iBook Haggadah for Passover. Please address these matters in your response, or confirm that you will clarify statements on this subject in future filings.

Response: While Osmium recognizes that it and the Company may have significantly different views and opinions on what constitutes a reinvestment in and rebranding of JDate, and notwithstanding the Company CFO’s public statement on the Company’s earnings call in May 2014 which we quoted in our Comment Response and believe is the most telling statement by the Company on this matter to investors, Osmium confirms that it will clarify statements on this subject in future filings as requested in the Comment Letter.

Highly Concerning Issues, page 54

Comment 3. We note your response to prior comment 3 and reissue the comment in part. Please confirm that in future filings you will not state that a change in control will cause options with respect to 925,000 shares to vest immediately in certain circumstances as a result of the recent amendment. According to the company’s most recent disclosure and your own response, options held by Mr. Liberman are already vested with respect to all but 279,780 of the underlying shares.

Response: Osmium confirms that, as requested in the Comment Letter, in future filings it will not state that a change in control will cause options with respect to 925,000 shares to vest immediately in certain circumstances as a result of the recent amendment to Mr. Liberman’s contract.

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If you have any questions regarding the matters discussed above, please telephone the undersigned, outside counsel to Osmium, at 415-365-7448 or via email at mindick@crowell.com.

Sincerely,

/s/ Murray A. Indick

Murray A. Indick

cc:	John H. Lewis, Osmium Partners, LLC